
Alma Fusion
Restaurant
407 Cabot St
Beverly, MA 01915
978.969.6903



REVISED BUSINESS PLAN

September 2019

Gina Firicano & Wagner Garcia
almacaribbeanfusion.com

CONCEPT

- Fusion style cuisine
- Unique variety
- Alma means "soul" in Spanish, and we feed the soul
- Family run, we want to bring family and friends together to enjoy and try different foods

TARGET MARKET

- Of course we’d love people of all ages to enjoy our restaurant.
- But we are aiming more towards people ages 25-65.
- Average 25%-50% household income.

CURRENT MENU

Alma Fusion Restaurant

Tapas

(GF) Jerk Wings
fried chicken wings with jerk spices tossed in a sugar cane glaze
regular-spicy-hot $10

★ Mussels
chef's choice of preparation $12

Shrimp Bucatini $16

Pastelitos
fried Dominican empanada with beef and six cheeses, served with a tamarind fig dipping sauce and siracha aioli $10

Tripleta Sliders*
beef sliders with salami, fried cheese, avocado and sweet plantains garnished with an onion tomato jam $16

(GF) Porchetta
pork tenderloin wrapped in pork belly, slow cooked for 48 hours, finished with a sesame ginger bbq sauce $18

Shrimp Toast
grilled shrimp, tomato basil butter $15

Avocado Toast
avocado, prosciutto, fig $14

(GF) (V) Tostones o Maduros
sweet or savory fried plantains with dipping sauce $6

Raw

★ Tuna Crudo*
Hawaiian ahi sashimi garnished with mango, fried wontons, avocado, and a passion fruit ponzu sauce - MKP

(GF) Beef Carpaccio*
thin sliced raw tenderloin with roasted garlic oil, Parmesan cheese and apple balsamic vinegar $15

Oysters on the Half Shell*
1/2 dozen fresh shucked oysters topped with strawberry cocktail sauce and rosé mignonette - MKP

Salads

(GF) (V) Citrus Beet Salad
sous vide beets, mixed greens, with honey goat cheese, pistachios and champagne vinaigrette $12

★ (V) Caesar Salad
fresh romaine lettuce with Parmesan cheese and fresh baked croutons $10

Bao

Asian steamed bun

Pork
slow roasted pork, mixed greens, pickled onions, yuzu vinaigrette $5

(V) Veggie
mixed greens, cucumbers, carrots, watermelon radish, pickled red onions $4

Chicken
panko fried, sugarcane glaze, lettuce, carrots $4

Spicy Tuna*
Hawaiian ahi, fried wontons, siracha aoili and wasabi cream $7

Buffalo Chicken
panko fried, garlic herb buffalo sauce, artisan blue cheese, red onion $4

Duck Confit
Confit duck leg, fresh berry compote and crispy duck cracklings $6

Charcuterie & Cheese

Assorted Cheeses $15

Charcuterie Plate
an assortment of fine cured meats $17

Charcuterie & Cheese Platter
an assortment of fine cured meats, aged local and imported cheeses with a variety of accompaniments $23

Entrées

(GF) Mofongo
mashed fried plantains with pancetta , finished with shrimp, mussels, avocado and a slice of sous vide porchetta $26

Raclette Burger*
sirloin beef seared in duck fat with melted raclette cheese, candied pancetta and arugula $18

A La Carte

(GF) Grilled Shrimp
$12

(GF) Grilled Chicken $6

(GF) (V) Sautéed Spinach
with garlic & white wine $5

(GF) (V) White Rice
$5

(GF) (V) Habichuelas Rojas
Dominican style red beans $6

(GF) (V) Classic Rice & Bean Bowl
white rice garnished with red beans $6

18% gratuity will be added to parties of 6 or more
Before placing your order, please inform your server if a person in your party has a food allergy.
(GF) - gluten-free ★ - can be prepared without gluten (V) - vegetarian
*Denotes food items are cooked to order/served raw. Consuming raw or undercooked animal products may increase your risk of foodborne illness.

Alma Fusion Restaurant

Beverages

Mexican Bottled Soda
Coca-cola, Sprite, Fanta $3

Soda
Coca-cola, Diet Coke, Gingerale $2

San Pellegrino
sparking water
sm $2.5 lg $5

Club Soda $2.5

Juice
cranberry, apple, orange $2
pineapple +$1 mango +$2

Hot Coffee
bustelo or decaf $3

Espresso $3

Hot Tea
green, black, camomille $2

Bubble Tea & Shakes

add boba $.50

Black Milk Tea
darjeeling black tea shaken with non-dairy creamer and simple syrup $4

Matcha Milk Tea
organic matcha shaken with non-dairy creamer and simple syrup $5

Coconut Black Tea
darjeeling black tea shaken with coconut cream $4.5

Avocado Shake
fresh avocado, milk, simple syrup $5

Taro Coconut Shake
a unique combination of coconut and taro blended with vanilla ice cream $5

Mango Passion Fruit Shake
mango and passion fruit blended to create the perfect island getaway shake $5

Piña Colada
take a sip, close your eyes...and you're on a tropical island $5

Please inform your server of any known food allergies.
no free refills

Reds

Mark West Pinot Noir
Acampo, CA $9

Meomi Pinot Noir
Sonoma County, CA $13

Bogle Merlot
California $9

Saved Red Blend
California $12

14 Hands Cabernet Sauvignon
Washington State $9

Joel Gott Cabernet Sauvignon
Napa Valley, CA $13

Crios Malbec
Argentina $10

Ruffino Chianti
Italy $9

Whites and Rosé

Kentia Albariño
Spain $9

Souverain Chardonnay
California $9

Butter Chardonnay
California $12

Mezzacorona Pinot Grigio
Italy $8

Voga Pinot Grigio
Italy $9

Kim Crawford Sauvignon Blanc
New Zealand $13

Chasing Venus Sauvignon Blanc
New Zealand $9

Rosatello Moscato
Italy $8

Kung Fu Riesling
Washington State $11

Chloe Rosé
California $10

Lamberti Prosecco
Italy $9

Domestic

Bud Light
America $5

Sam Adams Seasonal
Boston, MA $5

Blue Moon
Colorado $6

Allagash White
Maine $7

Lagunitas IPA
California $7

True North Double IPA
Ipswich, MA $8

Harpoon Seasonal
Boston, MA $6

Owl's Brew Radler That's My Jam
fresh brewed with Darjeeling tea & organic hibiscus leaves $7

(GF) Downeast Cider Original or Seasonal
Boston, MA $6

Imported

Corona
Mexico $6

Corona Light
Mexico $6

Presidente
Dominican Republic $6

Stella Artois
Belgium $6

Martinis

Coconut Jack
Jack Daniel's Honey, Bacardi coconut, coconut cream $11

Passion Rumtini
Don Q Passion Fruit Rum, coconut cream, passion and pineapple juice $11

Pineapple Lychee
Skyy Pineapple Vodka, lychee liqueur, pineapple & lychee juice $11

Cold Brew
Rumson's Coffee Rum, Kapali, Irish cream, and cold brew coffee from Crave Cafe $12

The Nutty Chocotini
Skyy Vanilla Vodka, Frangelico Hazelnut Liqueur, and Godiva Chocolate Liqueur $11

Specialty Cocktails

Passion Punch
Skyy Pineapple, passion fruit, pineapple $11

Dirty Mojito
Rumson's Spiced Rum, muddled mint, lime and sugar, topped with soda water $11

Passion Fruit Mojito
Don Q Passion Fruit Rum, muddled mint and lime, passion fruit puree, simple syrup $11

Tropical Mimosa
prosecco with mango and pineapple juice $10

Grapefruit Mule
Deep Eddy Grapefruit Vodka, lime juice, ginger beer $12

White Walker
Agave Loco Peppered Tequila, Grand Marnier, coconut cream $10

Mango Margarita
Patrón Citrónge Orange, triple sec, mango puree, fresh lime juice $13

El Caliente
Agave Loco Peppered Tequila, triple sec, chilis, blood orange and lime juice $13

Sangria Roja o Blanca
house blend of red or white wine, liqueurs, and fresh juices $11

Alma Painkiller
Bacardi coconut, coconut cream, pineapple juice $11

Caribbean Ice
Bacardi Coconut, pineapple juice, Blue Curacao $10

Koval Cran Fresca
Koval Cranberry Gin, fresh lemon juice, simple syrup, club soda $12

The Red Keep
Sipsmith Sloe Gin, Disaronno, orange juice, cranberry juice, grenadine $12

(GF) - Gluten-free
limit three martinis/cocktails per person

RECENT MEDIA

- Featured on Phantom Gourmet: https://www.youtube.com/watch?v=mrt9JgS7Nog&feature=youtu.be

- Northshore Magazine: http://www.nshoremag.com/November-2017/beverlys-new-caribbean-fusion-restaurant/









SERVICE

- We put the customer first, make them feel welcome, make them feel like family
- Don’t make them wait, be as fast and efficient as possible
- Proper etiquette is always required
- Fix problems immediately, problem solving is mandatory
- Listen intently and pay attention to what they want


Alma Fusion Restaurant
4.7 (96)
Restaurant · Closed
105+
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Small plates · Quick bite · Healthy options
407 Cabot St, Beverly, MA 01915
1A
Sohier Rd
Beverly
Colon St
Closed · Opens 5PM
Menu · almacaribbeanfusion.com
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Alma Fusion Restaurant
82 Reviews
$$$$ • Cocktail Bars, Tapas/Small Plates, American (New)
Closed • 5:00 pm - 9:00 pm
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MANAGEMENT TEAM

- Currently managed by the owners, we both have 10+ years experience in the industry.
- We’re both passionate about what we do and are always trying to find ways to improve.
- We treat our team like family but with the proper discipline required to manage a business

DESIGN

- Food is presented differently and beautifully
- Chef strives for uniqueness and great tastes



DESIGN CONT.

- The feel of the restaurant is warm and inviting
- Makes you feel like you’ve escaped Beverly and transported to a tropical oasis
- Build by family and friends, the restaurant has lots of love built in



SALES

- Year 1: 2017; $121,472
- Year 2: 2018; $247,959
- Current year, anticipate $312,000. Currently at $222,305


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INVESTMENT OPPORTUNITY

- The #1 reason businesses fail is due to under capitalization.
- We built this business from nothing, just the two of us.
- Only being in year 2.5, we have a bit more to go before making a profit. Anticipated by year three if we can access more capital.
- Additional capital will allow us to finally take off from the runway and "blow up" in the restaurant industry. Our restaurant can make a potential $1.2m with additional capital.
- We're looking for an investor to take 20% of our business and help our business take off.
- We are in a tricky location, PR and marketing is priority but an expense we can't cover.
- Kitchen upgrades will ensure cooking and storage efficiency.
- More refrigeration, storage, and cooking equipment in order to handle menu expansion, more sales and catering.
- Additions to dining room to make more inviting and comfortable.

THE BAR

- Bar upgrades: more refrigeration, soda gun installation, and a full liquor license would add a substantial amount of profit to our current restaurant.
- One setback is having only a cordial license. We've created and mocked many cocktails, but our target audience would rather have high end liquors, which we cannot carry with our current license.
- We currently carry all bottled and canned sodas. A soda gun system would cut our costs in half.
- More refrigeration will provide a better workspace for the bartender.



MARKETING AND PUBLIC RELATIONS

- We are not in a high, walking traffic area.
- Ideally, we would love to move up the street where the restaurants are, but we'll manage where we are now.
- We have many regulars and do have an advantage of having parking.
- We do mostly free advertising on social media, facebook, instagram, twitter, google, trip advisor.
- With additional capital we'd start by hiring a publicist to bring more exposure to our restaurant.
- With the cost of $1500/month for PR, it would significantly expose our restaurant to more customers within six months time or less.
- Direct-mail marketing, not as popular these days but still impactful. Mail is more personable and directed more towards our target market.

CONCLUSION

- We have an amazing concept, just need a little help to make it the best restaurant in the North Shore
- We’ve overcome many obstacles in the past three years, and are ready to overcome whatever else is thrown at us
- This unique concept we’ve created can easily be put in other locations as well to make more future investments